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July 6, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Mail Stop 3628

100 F Street, N.E.
Washington, D.C. 20549

Attn: Larry Spirgel, Kyle Wiley, Amanda Kim & Stephen Krikorian

Re:	MachTen, Inc. Registration Statement on Form 10-12G Filed May 15, 2023 (File No. 000-56553)

Ladies and Gentlemen:

Our firm represents MachTen, Inc. (“MachTen”) in connection with its filing of a Registration Statement on Form 10-12G (File No. 000-56553) filed with the U.S. Securities and Exchange Commission on May 15, 2023 (the “Registration Statement”). We acknowledge MachTen’s receipt of the comment letter of the Staff dated June 8, 2023 (the “Staff Letter”) with regard to the Registration Statement filing.

MachTen is working diligently to prepare its responses to the Staff Letter. Per our discussion with the Staff earlier today, MachTen hereby requests that it be granted an extension to respond to the Staff Letter until July 14, 2023.

If this extension is granted, kindly contact me (tel.: (212) 451-2206), Kenneth A. Schlesinger (tel.: (212) 451-2252) or Brian G. Roe (tel.: (212) 451-2382).

MachTen acknowledges that the Registration Statement will still be under review by the Staff, notwithstanding that it will automatically go effective on July 14, 2023 unless MachTen withdraws the Registration Statement.

Very truly yours,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman

Enclosures

cc:	Steven J. Moore

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